EX-28.h.iv

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, made this 27th day of May, 2026, between Dimensional ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of the portfolio of the Trust, as identified below (the “ETF”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Management Agreement with the Trust, on behalf of the ETF, pursuant to which Dimensional provides investment management services for the ETF, and for which Dimensional is compensated based on the average net assets of the ETF; and

WHEREAS, the Trust and Dimensional have determined that it is appropriate and in the best interests of the ETF and its shareholders to limit the expenses of the ETF;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Dimensional.
(a)

Dimensional agrees to waive all or a portion of its management fee and assume the direct expenses of the ETF to the extent necessary to limit the ordinary operating expenses of the ETF (including the expenses that the ETF incurs indirectly through its investment in other affiliated and unaffiliated investment companies, excluding money market funds and The DFA Short Term Investment Fund) (“ETF Expenses”), on an annualized basis, to the rate listed below as a percentage of the ETF’s average net assets (the “Expense Limitation Amount”). The maximum amount waived and assumed under this fee waiver and assumption agreement is the full amount of the ordinary operating expenses incurred directly by the ETF (not including acquired fund fees and expenses) and, accordingly, it is possible for the net ETF Expenses of the ETF to exceed the Expense Limitation Amount under certain circumstances.

ETF	Expense Limitation Amount
Dimensional US Large Cap Core Equity Market ETF	0.12%

2.

Duty to Reimburse Dimensional. If, at any time, the ETF Expenses are less than the Expense Limitation Amount for the ETF, the Trust, on behalf of the ETF, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized ETF Expenses for the ETF to exceed the Expense Limitation Amount. There shall be no obligation of the Trust, on behalf of the ETF, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Trust.
4.

Duration and Termination. This Agreement shall begin on May 27, 2026, and shall continue in effect until February 28, 2028, and shall continue in effect from year to year thereafter, unless and until the Trust or Dimensional notifies the other party to the

Agreement, at least thirty days (30) prior to the end of the one-year period for the ETF, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Trust, on behalf of the ETF.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL ETF TRUST	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By: /s/ Ryan P. Buechner	By: /s/ Carolyn S. Lee
Name: Ryan P. Buechner	Name: Carolyn S. Lee
Title: Vice President	Title: Vice President